Exhibit 99.15

SCHEDULE I

Schedule I of this Statement is hereby amended and restated in its entirety as follows:

Executive Officers and Directors of Alliance Ventures B.V.

The name, citizenship and principal occupation of each director and executive officer of Alliance Ventures B.V. are set forth below. The address for each person listed below is c/o Boeing Avenue 245, 1119 PD, Schiphol-Rijk, The Netherlands.

OFFICERS:

Name	Citizenship	Present Principal Occupation or Employment
Véronique Sarlat-Depotte	France	Chairwoman of and Managing Director, Alliance Ventures B.V.
Erik Ronald Huffels	The Netherlands	Managing Director, Alliance Ventures B.V.

DIRECTORS:

Name	Citizenship	Present Principal Occupation or Employment
Ivan Espinosa	Mexico	President and CEO, Nissan Motor Co. Ltd.
Takao Kato	Japan	President and CEO, Mitsubishi Motors Corporation
François Provost	France	President of Renault s.a.s.

To the knowledge of the Reporting Persons, during the last five years, none of the individuals listed above has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws